EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	6/30/2008	6/30/2008
EARNINGS
Income Before Income Tax Expense, Minority Interest Expense and Equity Earnings	$872	$1,684	$1,453	$1,477	$1,657	$2,163	$1,269
Fixed Charges (as below)	1,050	989	916	1,002	1,149	1,196	604
Preference Security Dividend Requirements of Consolidated Subsidiaries	(15)	(9)	(10)	(4)	(4)	(4)	(2)
Total Earnings	$1,907	$2,664	$2,359	$2,475	$2,802	$3,355	$1,871

FIXED CHARGES
Interest Expense	$814	$781	$697	$732	$841	$896	$454
Credit for Allowance for Borrowed Funds Used During Construction	24	22	36	82	79	71	35
Estimated Interest Element in Lease Rentals	197	177	173	184	225	225	113
Preference Security Dividend Requirements of Consolidated Subsidiaries	15	9	10	4	4	4	2
Total Fixed Charges	$1,050	$989	$916	$1,002	$1,149	$1,196	$604

Ratio of Earnings to Fixed Charges	1.81	2.69	2.57	2.47	2.43	2.80	3.09